

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2022

Michael Armandi
Interim Chief Executive Officer and Chief Financial Officer
Empire Global Gaming, Inc.
555 Woodside Avenue
Bellport, New York 11713

> **Re: Empire Global Gaming, Inc.**
> **Form 10-K for the Year Ended December 31, 2021**
> **Filed April 15, 2022**
> **File No. 000-54908**

Dear Michael Armandi:

     We issued a comment to you on the above captioned filing on October 13, 2022. As of the date of this letter, this comment remains outstanding. We expect you to provide a complete, substantive response to this comment by November 22, 2022.

     If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

     Please contact Stephany Yang at 202-551-3167 or Claire Erlanger at 202-551-3301 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Manufacturing